    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1994


                                                       REGISTRATION NO. 33-51695

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ------------------------


                                AMENDMENT NO. 1


                                       TO



                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          WESTERN DIGITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                        8105 IRVINE CENTER DRIVE                     95-2647125
      (STATE OR OTHER JURISDICTION              IRVINE, CALIFORNIA 92718                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)                 (714) 932-5000                      IDENTIFICATION NO.)

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------
                      ROBERT L. ERICKSON, VICE PRESIDENT,
                               LAW AND SECRETARY
                          WESTERN DIGITAL CORPORATION
                            8105 IRVINE CENTER DRIVE
                            IRVINE, CALIFORNIA 92718
                                 (714) 932-5000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                    COPIES TO:

   E. MICHAEL GREANEY                 PATRICK T. SEAVER
 GIBSON, DUNN & CRUTCHER              LATHAM & WATKINS
      4 PARK PLAZA            650 TOWN CENTER DRIVE, 20TH FLOOR
IRVINE, CALIFORNIA 92714        COSTA MESA, CALIFORNIA 92626
     (714) 451-3800                    (714) 540-1235

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


                            ------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
     TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION; DATED JANUARY 13, 1994



                                6,124,966 SHARES


                                     [LOGO]

                                  COMMON STOCK
                            ------------------------


     Of the 6,124,966 shares of Common Stock being offered, 5,000,000 shares are being sold by Western Digital Corporation (the "Company") and 1,124,966 shares are being sold for the account of certain holders (the "Selling Securityholders") of warrants to purchase Common Stock (the "Warrants"). The Company will not receive any of the proceeds from the sale of the shares being sold for the account of the Selling Securityholders other than exercise price payments aggregating approximately $1.2 million. See "Selling Securityholders." The Common Stock is traded on the New York Stock Exchange under the symbol "WDC." On January 12, 1994, the reported last sale price of the Common Stock on the New York Stock Exchange was $12 1/8 per share.


     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                                                                 PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)    SECURITYHOLDERS(2)
- ------------------------------------------------------------------------------------------------
Per share
- ------------------------------------------------------------------------------------------------
Total(3)


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."



(2) Before deduction of expenses payable by the Company estimated at $ and not including the payment to the Company of the aggregate Warrant exercise price of approximately $1.2 million.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 918,745 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total price to the public
    will be $          , the total underwriting discount will be $          ,
    and the total proceeds to the Company will be $          . See
    "Underwriting."


                            -----------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares
will be made on or about           , 1994.

KIDDER, PEABODY & CO.                                       SALOMON BROTHERS INC
            INCORPORATED

                The date of this Prospectus is January   , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Room of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents heretofore filed by the Company under the Exchange Act with the Commission are hereby incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1993; (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 1993; and (iii) Current Report on Form 8-K filed on January 5, 1994.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to Western Digital Corporation, 8105 Irvine Center Drive, Irvine, California 92718. Attention:
Corporate Secretary, telephone number (714) 932-5000.

                               PROSPECTUS SUMMARY


     The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere herein and incorporated by reference herein. Except where otherwise indicated, all share and per share amounts included in this Prospectus assume no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, references herein to specific years and quarters are to the Company's fiscal years ending June 30 and fiscal quarters.


                                  THE COMPANY


     Western Digital Corporation (the "Company" or "Western Digital") designs, manufactures and sells small form factor Winchester disk drives for the mid-to high-end personal computer ("PC") market. The Company is one of the five largest independent manufacturers of these disk drives. Sales of the Company's Caviar(TM) family of disk drives represented approximately 85% of revenues for the fiscal year ended June 30, 1993 and approximately 88% of revenues for the six months ended December 25, 1993. The Company's principal disk drive products are 3.5-inch form factor disk drives with storage capacities from 170 megabytes to 540 megabytes, including the Caviar AC2540, a 540 megabyte drive, introduced in October 1993. The Company believes that since the introduction in September 1992 of its Caviar AC2340, a two-platter, 340 megabyte drive, it has increased its market share of the 3.5-inch form factor disk drive market. In addition, the Company offers 2.5-inch form factor disk drive products.



     The disk drive market is highly cyclical and is characterized by significant price erosion over the life of a product, periodic rapid price declines due to industry over-capacity or other competitive factors, technological changes, changing market requirements, and requirements for significant expenditures for product development. The Company's disk drive strategy in response to these conditions is to achieve time to market leadership with new product introductions while minimizing its fixed cost structure and maximizing the utilization of its assets. The Company implements this strategy, in part, by capitalizing on its expertise in control and communication electronics to deliver greater storage capacity per disk from components widely available in the commercial market, such as disks and heads, and to provide a high degree of commonality of component parts among its disk drive products.



     The Company also designs, manufactures and sells an array of microcomputer products ("MCP") consisting of integrated circuits ("ICs") and board products which perform or enhance graphics, storage and logic functions in PCs and other computer systems. The Company's MCP strategy is to bring to market superior graphical user interface and storage control products through its applications knowledge and integrated circuit design capability.


     The Company sells its products through its worldwide direct sales force primarily to PC manufacturers, and, to a lesser extent, resellers. The Company's direct sales organization is structured so that each customer is served by a single sales team which markets the Company's entire product line. The Company's OEM (original equipment manufacturer) customers include AST Research, Dell Computer, Gateway 2000, IBM, NCR, NEC, Siemens-Nixdorf, Toshiba and Zenith Data Systems.

     The Company's principal executive offices are located at 8105 Irvine Center Drive, Irvine, California 92718, and its telephone number is (714) 932-5000. As used herein, the terms "Company" and "Western Digital" refer to Western Digital Corporation and its wholly-owned subsidiaries unless the context otherwise requires.

                                  THE OFFERING


Common Stock offered by:
  The Company........................  5,000,000 shares
  The Selling Securityholders........  1,124,966 shares
Common Stock to be outstanding after
  this offering......................  41,972,466 shares
Use of proceeds......................  Working capital and other general corporate purposes
New York Stock Exchange symbol.......  WDC

                         SUMMARY FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                             SIX MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                        ---------------------
                                            ------------------------------------------------------------   DEC. 26,    DEC. 25,
                                              1989        1990         1991         1992         1993        1992        1993
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
Revenues, net.............................  $993,845   $1,073,907   $  986,201   $  938,332   $1,225,231   $614,616    $656,570
Costs and expenses:
  Cost of revenues........................   713,507      811,747      812,967      827,707    1,043,184    505,656     537,330
  Research and development................    86,371       82,111       93,107       89,566      101,593     46,870      56,425
  Selling, general and administrative.....   135,273      140,058      116,361       88,012       90,470     41,762      48,518
  Restructuring charges...................        --           --       81,540           --           --         --          --
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
    Total costs and expenses..............   935,151    1,033,916    1,103,975    1,005,285    1,235,247    594,288     642,273
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
Operating income (loss)...................    58,694       39,991     (117,774)     (66,953)     (10,016)    20,328      14,297
Net interest expense......................    13,243        9,067       14,737       20,203       15,092      8,017       5,604
Gain on sale of LAN business..............        --           --           --       15,784           --         --          --
Net gain from retirement of debt..........        --        1,273           --           --           --         --          --
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
Income (loss) before income taxes.........    45,451       32,197     (132,511)     (71,372)     (25,108)    12,311       8,693
Provision for income taxes................    11,127        8,032        1,660        1,488           --      1,231       1,304
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
Net income (loss).........................  $ 34,324   $   24,165   $ (134,171)  $  (72,860)  $  (25,108)  $ 11,080    $  7,389
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
Earnings (loss) per common and common
  equivalent share(1).....................  $   1.18   $      .82   $    (4.59)  $    (2.49)  $     (.79)  $    .36    $    .20
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
Common and common equivalent shares used
  in computing per share amounts..........    29,035       29,297       29,208       29,209       31,813     31,211      37,020
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------
                                            --------   ----------   ----------   ----------   ----------   ---------   ---------



                                                                                   THREE MONTHS ENDED
                                                        ------------------------------------------------------------------------
                                                        SEPT. 26,    DEC. 26,    MARCH 27,    JUNE 30,    SEPT. 25,    DEC. 25,
                                                           1992        1992         1993        1993         1993        1993
                                                        ----------   ---------   ----------   ---------   ----------   ---------
QUARTERLY OPERATING DATA:
Revenues, net.........................................   $271,141    $343,475     $325,407    $285,208     $285,498    $371,072
Gross profit..........................................     50,374      58,586       52,300      20,787       46,419      72,821
Operating income (loss)...............................      8,539      11,789        5,262     (35,606 )     (2,045)     16,342
Net income (loss).....................................      4,168       6,912        1,633     (37,821 )     (5,098)     12,487
Earnings (loss) per share(1)..........................   $    .14    $    .22     $    .05    $  (1.07 )   $   (.14)   $    .32
                                                        ----------   ---------   ----------   ---------   ----------   ---------
                                                        ----------   ---------   ----------   ---------   ----------   ---------


- ---------------


(1) For the six months ended December 26, 1992 and December 25, 1993, fully diluted earnings per share were $.34 and $.19, respectively. For the three months ended December 26, 1992, fully diluted earnings per share were $.21. For all other periods presented, fully diluted earnings per share approximated primary earnings per share.



                                                                                                      DECEMBER 25, 1993
                                                                                                 ---------------------------
                                                                              SEPT. 25, 1993      ACTUAL      AS ADJUSTED(1)
                                                                              --------------     --------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................................     $ 35,471        $ 84,846        $103,524
Working capital.............................................................      108,532         113,863         144,541
Total assets................................................................      508,950         483,124         501,802
Short-term debt:
  Current portion of long-term debt.........................................       22,397          12,707(2)          707
Long-term debt:
  Long-term debt, less current portion......................................      118,392          26,332(2)           22
  Convertible subordinated debentures.......................................       59,000          59,000          59,000
                                                                              --------------     --------     --------------
    Total long-term debt, less current portion..............................      177,392          85,332          59,022
Shareholders' equity........................................................      126,082         140,432         197,420


- ---------------


(1) Adjusted to give effect to the sale by the Company of 5,000,000 shares of Common Stock offered hereby, the application of the estimated net proceeds therefrom (assuming a public offering price of $12 1/8 per share, the reported last sale price on January 12, 1994), the exercise of the Warrants and the repayment of $38.3 million of bank debt on December 31, 1993.



(2) The decreases in short-term and long-term debt during the quarter ended December 25, 1993 are attributable primarily to the application of $95.0 million of the proceeds of the sale of the Company's Irvine, California silicon wafer fabrication facility. See "Recent Developments -- Sale of Wafer Fabrication Facility."

                              RECENT DEVELOPMENTS

SALE OF WAFER FABRICATION FACILITY


     On December 23, 1993, the Company sold its Irvine, California silicon wafer fabrication facility to the Semiconductor Products Sector of Motorola, Inc. ("Motorola") for approximately $110.6 million ($103.9 million in cash and a $6.7 million note payable over the 60-day period after closing) plus certain other considerations, including the assumption by Motorola of equipment leases associated with the facility. The gain on the sale of the facility is not material to the financial position of the Company. Approximately $95.0 million of the proceeds of this sale were used to reduce bank indebtedness. Concurrent with the sale, the Company entered into a supply contract with Motorola under which Motorola will supply silicon wafers to Western Digital for at least two years. The Company also anticipates that it will enter into silicon wafer supply arrangements with other companies in the future. The sale of the wafer fabrication facility represents a reduction of the Company's fixed manufacturing cost structure and allows the Company to focus its MCP engineering resources on product design rather than manufacturing process development.



SECOND QUARTER FISCAL 1994 OPERATING RESULTS



     For the fiscal quarter ended December 25, 1993, net income was $12.5 million on revenues of $371.1 million, compared with net income of $6.9 million on revenues of $343.5 million in the corresponding quarter in the prior fiscal year and a net loss of $5.1 million on revenues of $285.5 million in the fiscal quarter ended September 25, 1993. The improved performance in the second quarter of the current fiscal year is attributable primarily to higher revenues and favorable product mix in the Company's disk drive business.



NEW ACCOUNTS RECEIVABLE FACILITY



     In January 1994, the Company entered into a $75.0 million accounts receivable facility with certain financial institutions. The facility consists of a $50.0 million three-year arrangement at Eurodollar or reference rates of the participating banks and a $25.0 million one-year committed arrangement at a rate approximating commercial paper rates. This new facility is intended to serve as a source of working capital as may be needed from time to time and replaces a credit facility secured by substantially all of the Company's assets, the remaining borrowings under which were repaid on December 31, 1993.


EUROPEAN MANUFACTURING AGREEMENT

     In August 1993, the Company entered into an agreement with IBM Corporation ("IBM") pursuant to which IBM will assemble, test and package Western Digital Caviar disk drives at IBM's Havant, England facility. The Caviar drives made at Havant will be supplied to Western Digital customers throughout Europe. The Company believes this relationship with IBM increases its disk drive assembly capacity without a significant investment in fixed assets and enhances its ability to sell disk drives to customers in Europe.

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully before purchasing the Common Stock offered hereby.

OPERATING LOSSES


     For the years ended June 30, 1991, 1992 and 1993, the Company experienced losses from operations of approximately $117.8 million, $67.0 million and $10.0 million, respectively. The loss for fiscal 1991 included an $81.5 million restructuring charge. After six consecutive quarterly losses, the Company's net income was $4.1 million in the fourth quarter of fiscal 1992 and $12.7 million in the first three quarters of fiscal 1993. Due to renewed pricing and competitive pressures, the Company experienced losses in the fourth quarter of fiscal 1993 and the first quarter of fiscal 1994. The Company reported net income of $12.5 million for the second quarter of fiscal 1994. No assurance can be given that the Company will not continue to experience wide fluctuations in operating results in the future.


FLUCTUATIONS IN CUSTOMER DEMAND

     The demand for the Company's disk drive and MCP products depends principally upon the demand for PCs. A slowdown in the demand for such computers, which is affected by computer system product cycles and by prevailing economic conditions, would have an adverse effect on the Company's results of operations. There can be no assurance that current demand levels will continue or that prices will not decline precipitously as disk drive manufacturers increase production in response to current demand. Further, the Company's customers typically have the right to cancel or reschedule orders, which could adversely affect the Company's production schedules, inventory management and results of operations.

     The Company's shipments tend to be disproportionately higher in the last month of each quarter. The Company's failure to complete shipments in the latter part of a quarter would have a material adverse effect on the Company's operating results for that quarter. In addition, the disk drive industry has been subject to seasonal fluctuations in demand. There can be no assurance that such fluctuations will not affect the Company in the future.

COMPETITION

     The PC industry is intensely competitive and is characterized by significant price erosion over the life of a product, periodic rapid price declines due to industry over-capacity or other competitive factors, technological changes, changing market requirements, occasional shortages of materials, dependence upon a limited number of vendors for certain components, dependence upon highly skilled engineering and other personnel, and significant expenditures for product development. The disk drive market in particular has been subject to recurring periods of severe price competition. Many of the Company's competitors have greater financial and other resources and broader product lines than the Company with which to compete in this environment.

     The Company also competes with companies offering products based on alternative data storage and retrieval technologies. Technological advances in magnetic, optical, flash or other storage technologies could result in the introduction of competitive products with performance superior to and prices lower than the Company's products, which could adversely affect the Company's results of operations.

NEW PRODUCT INTRODUCTIONS

     The market for the Company's products is subject to rapid technological change and short product life cycles. To remain competitive, the Company must anticipate the needs of the market and successfully develop and introduce new products in a timely fashion. Before volume shipments of the Caviar AC2200 in March 1992, the Company was less successful than its competitors in developing new products and bringing them to market in a timely manner. If not carefully planned and executed, the introduction of new products may adversely affect sales of existing products and increase risk of inventory obsolescence. In addition, new products typically have lower initial manufacturing yields and higher initial component costs than more mature products. No assurance can be given that the Company will be able to successfully complete the design and introduction of new products, manufacture the products at acceptable manufacturing yields and costs, effectively manage product transitions or obtain significant orders for these products.

MANUFACTURING

     The Company experiences fluctuations in manufacturing yields which can materially affect the Company's operations, particularly in the start-up phase of new products or new manufacturing processes. With the continued pressures to shorten the time required to introduce new products, the Company must accelerate production learning curves to shorten the time to achieve acceptable manufacturing yields and costs. No assurance can be given that the Company's operations will not be adversely affected by these fluctuations or that it can shorten its new product development cycles or manufacturing learning curves sufficiently to achieve these objectives in the future.

     The Company's disk drives are assembled at the Company's manufacturing facility in Singapore and at IBM's Havant, England facility. Other manufacturing is performed at the Company's facilities in Malaysia and Korea. As a result, the Company is subject to certain foreign manufacturing risks such as changes in government policies, high employee turnover, political risk, transportation delays, tariffs, fluctuations in foreign exchange rates and import, export, exchange and tax controls.

DEPENDENCE ON COMPONENT SUPPLIERS

     A number of the components used by the Company are available from a single or limited number of outside suppliers. Some of these materials may periodically be in short supply and the Company has, on occasion, experienced temporary delays or increased costs in obtaining these materials. An extended shortage of required materials and supplies could have an adverse effect upon the revenue and earnings of the Company. In addition, the Company must allow for significant lead times when procuring certain materials and supplies. The Company has more than one available source of supply for most of its required materials. Where there is only one source of supply, the Company believes that a second source could be obtained within a reasonable period of time. However, no assurance can be given that the Company's results of operations will not be adversely affected until a new source can be located.

     The Company purchases substantially all of its thin film head requirements for disk drives from Read-Rite Corporation. The Company also uses MIG heads for certain products which are supplied by several vendors. Any significant disruption in the supply of these components would have an adverse effect on the Company's results of operations.


     On December 23, 1993, the Company sold its Irvine, California silicon wafer fabrication facility. See "Recent Developments -- Sale of Wafer Fabrication Facility." From 1990 until the sale, the Company manufactured silicon wafers in the Irvine facility. The Company also buys wafers fabricated by other companies. The Company believes that, through its supply contract with the purchaser of its Irvine facility and through other outside sources, its semiconductor wafer requirements can be met; however, a disruption in the supply of wafers for any reason would have a material adverse impact on the Company's results of operations.


INTELLECTUAL PROPERTY


     The PC industry has been characterized by significant litigation relating to patent and other intellectual property rights. The Company is currently involved in litigation with Conner Peripherals, Inc. in which the two companies have asserted patent infringement claims against one another relating to disk drives manufactured by them. The Company has also received a claim of alleged patent infringement from Rodime PLC. Based upon similar claims, Rodime has negotiated license agreements with at least two disk drive manufacturers pursuant to which it has received royalties or other compensation, and Rodime is currently pursuing litigation against others. Adverse resolution of either of these matters or any other intellectual property claim could subject the Company to substantial liabilities and require it to seek licenses from other companies or to refrain from manufacturing certain products. Although patent holders commonly offer licenses to their patents or other intellectual property rights, no assurance can be given that licenses will be offered, or that the terms of any offered license will be acceptable to the Company or that failure to obtain a license would not adversely affect the Company's results of operations.


     In addition, the Company currently has a cross-license with IBM which became effective January 1, 1990. Pursuant to this agreement, the Company has licensed IBM under certain Western Digital patents for the life of such patents, and has obtained from IBM a patent license which expires December 31, 1994 covering certain Western Digital products. Although the license granted to Western Digital extends to certain components within Western Digital disk drives, disk drives as such are not expressly covered. In calendar 1993, IBM initiated further discussions with the Company for the purpose of determining whether the Company's disk drives are covered by specified IBM patents. The Company is currently reviewing these patents. Based on its prior dealings with IBM, the Company expects to work toward a supplemental agreement with IBM which will address the disk drive issues and extend the term of the license, with the goal of reaching agreement prior to the expiration of the term of the current license agreement. This supplemental agreement, if finalized, may involve payment of higher royalties to IBM than are presently paid. No assurance can be given that such an agreement can be reached upon terms acceptable to the Company. Failure to reach an acceptable agreement could have a material adverse impact on the Company's business.


STOCK PRICE VOLATILITY

     The market price of the Company's Common Stock has been, and may continue to be, extremely volatile. Factors such as new product announcements by the Company or its competitors, quarterly fluctuations in the Company's operating results, pricing pressures and general conditions in the computer market may have a significant impact on the market price of the Company's Common Stock. In addition, the stock market has recently experienced substantial price and volume fluctuations, which have particularly affected the market prices of the stock of many high technology companies.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered hereby are estimated to be $55.8 million ($66.0 million if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $12 1/8 per share, the reported last sale price of the Common Stock on the New York Stock Exchange on January 12, 1994, and after deducting the estimated underwriting discount and estimated expenses of this offering. The Company intends to use the net proceeds of this offering for working capital and other general corporate purposes. The Company will not receive any of the proceeds from the sale of the Common Stock to be issued upon exercise of the Warrants other than exercise price payments aggregating approximately $1.2 million.


                                 CAPITALIZATION


     The table below sets forth the consolidated capitalization and short-term debt of Western Digital at September 25, 1993, at December 25, 1993, and at December 25, 1993 as adjusted to give effect to the sale by the Company of 5,000,000 shares of Common Stock offered hereby, the application of the estimated net proceeds therefrom (assuming a public offering price of $12 1/8 per share, the reported last sale price on January 12, 1994), the exercise of the Warrants and the repayment of $38.3 million of bank debt on December 31, 1993.



                                                                                 DECEMBER 25, 1993
                                                                               ----------------------
                                                             SEPT. 25, 1993     ACTUAL    AS ADJUSTED
                                                             --------------    --------   -----------
                                                                          (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt .......................     $ 22,397       $ 12,707    $      707
                                                             --------------    --------   -----------
                                                             --------------    --------   -----------
Long-term debt:
  Long-term debt, less current portion.....................     $118,392       $ 26,332    $       22
  Convertible subordinated debentures......................       59,000         59,000        59,000
                                                             --------------    --------   -----------
          Total long-term debt, less current portion.......      177,392         85,332        59,022
                                                             --------------    --------   -----------
Shareholders' equity:
  Preferred stock, $.10 par value; 5,000,000 shares
     authorized; no shares outstanding.....................
  Common stock, $.10 par value; 95,000,000 shares
     authorized; 35,395,632 shares outstanding at September
     25, 1993; 35,847,500 shares outstanding at December
     25, 1993; and 41,972,466 shares outstanding at
     December 25, 1993 as adjusted(1)......................        3,540          3,585         4,197
  Additional paid-in capital...............................      200,502        202,320       258,696
  Accumulated deficit......................................      (77,960)       (65,473)      (65,473)
                                                             --------------    --------   -----------
          Total shareholders' equity.......................      126,082        140,432       197,420
                                                             --------------    --------   -----------
               Total capitalization........................     $303,474       $225,764    $  256,442
                                                             --------------    --------   -----------
                                                             --------------    --------   -----------


- ---------------


(1) Excludes (i) 7,436,968 shares as of December 25, 1993 reserved for issuance upon exercise of stock options granted or available for grant under the Company's stock option plans, (ii) 60,000 shares as of December 25, 1993 reserved for issuance upon exercise of warrants to purchase Common Stock issued in 1991 in consideration for consulting services, and (iii) (except as to the as adjusted number) the Common Stock issuable upon exercise of the Warrants. Also excludes 4,083,044 shares as of December 25, 1993 reserved for issuance upon conversion of the Convertible Subordinated Debentures.

                            SELLING SECURITYHOLDERS



     The table below sets forth certain information regarding the beneficial ownership by the Selling Securityholders of Common Stock (which arises solely from their ownership of the Warrants). The Warrants were issued to the Selling Securityholders as lenders in connection with the Company's 1991 debt restructuring and certain subsequent amendments to its credit facilities. In connection with this offering, the Warrants will be sold to the Underwriters who will then exercise the Warrants and offer the shares of Common Stock issued upon exercise pursuant to this Prospectus. As a result, following completion of this offering, to the knowledge of the Company, none of the Selling Securityholders will beneficially own any of the Company's equity securities.



                                                             SHARES BENEFICIALLY
                                                               OWNED PRIOR TO
                                                                  OFFERING            SHARES TO
                                                             -------------------     BE SOLD IN
                    SELLING SECURITYHOLDERS                  NUMBER      PERCENT      OFFERING
    -------------------------------------------------------  -------     -------     -----------
    Bank of America NT & SA                                  328,997      *           328,997
    555 California Street, 41st Floor
    San Francisco, CA 94104
    Citibank, N.A.                                           223,072      *           223,072
    599 Lexington Avenue
    Floor 21/Zone 10
    New York, NY 10043
    Berliner Handels-und Frankfurter Bank                     89,726      *           89,726
    55 East 59th Street
    New York, NY 10022



    The HongKong and Shanghai Banking Corporation Limited     89,726      *           89,726
    140 Broadway, 4th Floor
    New York, NY 10015
    Credit Lyonnais                                           59,817      *           59,817
    515 South Flower Street
    Los Angeles, CA 90071
    Den Danske Bank                                           59,817      *           59,817
    280 Park Avenue
    New York, NY 10017
    Royal Bank of Canada                                      59,817      *           59,817
    600 Wilshire Boulevard
    Suite 800
    Los Angeles, CA 90017
    Union Bank of Switzerland                                 49,507      *           49,507
    299 Park Avenue
    New York, NY 10171-0026
    J.P. Morgan Delaware                                      44,863      *           44,863
    902 Market Street
    Wilmington, DE 19801-3015
    Morgan Guaranty Trust Company of New York                 44,863      *           44,863
    60 Wall Street
    New York, NY 10260-0060
    Banque Nationale de Paris                                 29,909      *           29,909
    725 South Figueroa, Suite 2090
    Los Angeles, CA 90017
    Deutsche Bank AG                                          29,909      *           29,909
    550 South Hope Street
    Los Angeles, CA 90071
    Sanwa Bank                                                14,943      *           14,943
    601 South Figueroa Street
    Los Angeles, CA 90071


- ---------------

* Less than 1%

                                  UNDERWRITING


     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company and the Selling Securityholders the respective numbers of shares of Common Stock and Warrants set forth opposite their names below:



                                                                   FROM SELLING
                                                  FROM COMPANY    SECURITYHOLDERS     TOTAL
                      UNDERWRITER                (COMMON STOCK)     (WARRANTS)       SHARES
        ---------------------------------------  --------------   ---------------   ---------
        Kidder, Peabody & Co. Incorporated.....
        Salomon Brothers Inc...................
                                                 --------------   ---------------   ---------
                  Total........................     5,000,000        1,124,966      6,124,966
                                                 --------------   ---------------   ---------
                                                 --------------   ---------------   ---------



     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock and Warrants offered, if any are purchased.



     The Company and the Selling Securityholders have been advised by the Underwriters that they propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share, and
that the Underwriters and such dealers may reallow a discount of not in excess
of $     per share to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters.


     The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 918,745 additional shares of Common Stock at the price to the public less the underwriting discount, as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company has agreed that it will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 90 days after the date of this Prospectus, except pursuant to the Underwriting Agreement, without the prior written consent of the Underwriters and subject to certain limited exceptions.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher, Orange County, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Costa Mesa, California.

                                    EXPERTS

     The financial statements and schedules of the Company as of June 30, 1993 and 1992, and for each of the years in the three-year period ended June 30, 1993, incorporated by reference herein and elsewhere in the Registration Statement have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

- ------------------------------------------------------
- ------------------------------------------------------


  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SECURITYHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
Available Information.................      2
Incorporation of Certain Documents By
  Reference...........................      2
Prospectus Summary....................      3
Recent Developments...................      5
Risk Factors..........................      6
Use of Proceeds.......................      9
Capitalization........................      9
Selling Securityholders...............     10
Underwriting..........................     11
Legal Matters.........................     11
Experts...............................     11
- ---------------------------------------------
- ---------------------------------------------


- ------------------------------------------------------
- ------------------------------------------------------
                                6,124,966 SHARES

                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                             KIDDER, PEABODY & CO.
                                 INCORPORATED

                             SALOMON BROTHERS INC
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this offering to be borne by the Company are:


        Registration fees.................................................  $ 23,845
        NASD filing fee...................................................     7,044
        Printing fees and expenses........................................   100,000
        Accounting fees and expenses......................................    70,000
        Legal fees and expenses...........................................   225,000
        Blue Sky fees.....................................................    10,000
        Miscellaneous.....................................................   214,111
                                                                            --------
                  Total...................................................  $650,000
                                                                            --------
                                                                            --------



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than as an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original Certificate of Incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for violations of a director's duty of care.

However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Certificate of Incorporation contains such a provision.

     The Company's Bylaws require that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company may, from time to time, enter into a form of indemnity agreement (the "Indemnity Agreement") with each director or officer designated by the Board of Directors, depending on the then current status of directors' and officers' insurance coverage. The Indemnity Agreement requires that the Company indemnify directors and officers who are parties thereto in all cases to the fullest extent permitted by applicable law. Under the General Corporation Law, except in the case of litigation in which a director or officer is successful on the merits, indemnification of a director or officer is discretionary rather than mandatory. Consistent with the Company's Bylaw provision on the subject, the Indemnity Agreement requires the Company to make prompt payment of litigation expenses at the request of the director or officer in advance of indemnification provided that he undertakes to repay the amounts if it is ultimately determined that he is not entitled to indemnification for such expenses and provided further that such advance shall not be made if it is determined that the director or officer acted in bad faith or deliberately breached his duty to the Company and its stockholders and, as a result it is more likely than not that he will not be entitled to indemnification under the terms of the Indemnity Agreement. The advance of litigation expenses is mandatory absent a special determination to the contrary; under the General Corporation Law such advance would be discretionary. Under the Indemnity Agreement, the director or officer is permitted to petition the court to seek recovery of amounts due under the Indemnity Agreement and to recover the expenses of seeking such recovery if he is successful. Without the Indemnity Agreement, the Company would not be required to pay or reimburse the director or officer for his expenses in seeking indemnification recovery against the Company. By the terms of the Indemnity Agreement, its benefits are not available if the director or officer has other indemnification or insurance coverage for the subject claim or, with respect to the matters giving rise to the claim, (i) received a personal benefit, (ii) violated Section 16(b) of the Securities Exchange Act of 1934 or analogous provisions of law or (iii) committed certain acts of dishonesty. Absent the Indemnity Agreement, indemnification that might be made available to directors and officers could be changed by amendments to the Company's Certificate of Incorporation or Bylaws.

     The Company has a policy of directors' and officers' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS


        1.1    Form of Underwriting Agreement.
        1.2    Form of Custody Agreement.
        5      Opinion of Gibson, Dunn & Crutcher.
        23.1   Consent of Gibson, Dunn & Crutcher (included in Exhibit 5).
        23.2   Consent of KPMG Peat Marwick.
        24     Power of Attorney.*


- ---------------


* Previously filed with this Registration Statement on December 23, 1993.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new

Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on January 12, 1994.


                                          WESTERN DIGITAL CORPORATION


                                          By:       /s/  SCOTT MERCER


                                                      D. Scott Mercer


                                              Executive Vice President, Chief
                                                          Financial


                                                 and Administrative Officer



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                TITLE                      DATE
- ------------------------------------------  --------------------------------  -----------------
                        *
           Charles A. Haggerty              Chairman of the Board,             January 12, 1994
                                              President and Chief Executive
                                              Officer
                                              (Principal Executive Officer)
                        *
             D. Scott Mercer                Executive Vice President,          January 12, 1994
                                              Chief Financial and
                                              Administrative Officer
                                              (Principal Financial and
                                              Accounting Officer)
                        *
                I.M. Booth                  Director                           January 12, 1994
                        *
             George L. Bragg                Director                           January 12, 1994
                        *
             Andre R. Horn(1)               Director                           January 12, 1994
                        *
              Irwin Federman                Director                           January 12, 1994
                        *
             Anne O. Krueger                Director                           January 12, 1994
                        *
             Jack W. Peltason               Director                           January 12, 1994

                SIGNATURE                                TITLE                      DATE
- ------------------------------------------  --------------------------------  -----------------
                        *
           Stephen B. Schwartz              Director                           January 12, 1994

                        *
              Thomas Pardun(1)              Director                           January 12, 1994


       *By:        /s/ SCOTT MERCER
             D. Scott Mercer
             Attorney-in-fact


- ---------------


(1) A Power of Attorney, in the form previously filed with this Registration Statement on December 23, 1993, has been executed by Messrs. Horn and Pardun, but was not included in the original filing of this Registration Statement.

                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
    EXHIBIT                                                                         NUMBERED
    NUMBER                                 DESCRIPTION                                PAGE
    ------     -------------------------------------------------------------------  ---------
      1.1      Form of Underwriting Agreement.....................................
      1.2      Form of Custody Agreement..........................................
        5      Opinion of Gibson, Dunn & Crutcher.................................
     23.1      Consent of Gibson, Dunn & Crutcher (included in Exhibit 5).........
     23.2      Consent of KPMG Peat Marwick.......................................
       24      Power of Attorney..................................................    *


- ---------------


* Previously filed with this Registration Statement on December 23, 1993.